SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549
                              ________________

                                 FORM 8-A/A

                              Amendment No. 1

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                              ________________

                           GIDDINGS & LEWIS, INC.
           (Exact name of registrant as specified in its charter)

                Wisconsin                        36-1643189
         (State of incorporation              (I.R.S. employer
            or organization)                identification no.)

                              142 Duty Street
                           Fond du Lac, Wisconsin
                  (Address of principal executive offices)

                                   54935
                                 (zip code)
                              ________________

     Securities to be registered pursuant to Section 12(b) of the Act:

                                           Name of each exchange
           Title of each class             on which each class is
            to be registered                 to be registered

                  None                              None

     Securities to be registered pursuant to Section 12(g) of the Act:
                      Preferred Share Purchase Rights
                              (Title of class)



          ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

               The response to Item 1 is hereby amended to read in its entirety as follows:

               On August 23, 1995, the Board of Directors of Giddings & Lewis, Inc. (the "Company") declared a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of common stock, $.10 par value (the "Common Shares"), of the Company to shareholders of record at the close of business on September 8, 1995. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Class A Preferred Stock, Series B, $.10 par value (the "Preferred Shares"), of the Company at a price of $60 per one one-hundredth of a Preferred Share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement, dated as of August 23, 1995 (the "Rights Agreement"), as amended by the First Amendment to Rights Agreement (the "First Amendment"), dated as of June 8, 1997, between the Company and Firstar Trust Company, as Rights Agent (the "Rights Agent").

               Presently, the Rights are attached to all Common
          Share certificates representing shares outstanding and no separate Rights certificates have been distributed. The Rights will separate from the Common Shares upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (other than the Company, a subsidiary of the Company or an employee benefit plan of the Company or a subsidiary) (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding Common Shares (the "Shares Acquisition Date") or (ii) 10 business days (or such later date as may be determined by action of the Company's Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group (other than the Company, a subsidiary of the Company or an employee benefit plan of the Company or a subsidiary) of 20% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"); provided, however, that a Distribution Date or a Shares Acquisition Date will not occur, and a Permitted Purchaser (as defined below) will not become an Acquiring Person, as a result of (x) the execution of that certain Agreement and Plan of Merger, dated as of June 11, 1997 (the "Merger Agreement"), by and among the Company, Thyssen Aktiengesellschaft and its wholly-owned subsidiary, TAQU, Inc. (the "Permitted Purchasers"), (y) the commencement of a tender offer for Common Shares by the Permitted Purchasers pursuant to the Merger Agreement or (z) the beneficial ownership of Common Shares by the Permitted Purchasers pursuant to the terms of the Merger Agreement, if at such time, the Merger Agreement is in effect and has not been terminated by any party and no Permitted Purchaser has acquired any Common Shares other than pursuant to the Merger Agreement (the events described in clauses (x), (y) and (z) are herein referred to as "Permitted Transactions").

               The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates representing shares outstanding, even without such notation, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

               The Rights are not exercisable until the Distribution Date. The Rights will expire on September
          8, 2005 (the "Final Expiration Date"), unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

               The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares,
          (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or
          (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

               The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

               Preferred Shares purchasable upon the exercise of Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

               Because of the nature of the Preferred Shares' dividend, voting and liquidation rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

               In the event that (i) any person becomes an Acquiring Person, (ii) the Company is the surviving corporation in a merger with an Acquiring Person and the Common Shares are not changed or exchanged, (iii) an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (the events described in clauses (i) - (iv) are herein referred to as "Flip-In Events"), each holder of a Right will thereafter have the right to receive upon exercise that number of Common Shares (or, in certain circumstances cash, property or other securities of the Company or a reduction in the Purchase Price) having a market value of two times the then current Purchase Price; provided, however, a Flip-In Event will not occur as a result of a Permitted Transaction.

               Notwithstanding any of the foregoing, following the occurrence of any Flip-In Event all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, or subsequently become beneficially owned by an Acquiring Person, related persons and transferees will be null and void. For example, if at the time of such transaction the Common Shares were trading at $20 per share and the exercise price of the Rights at such time was $60 per Right, each Right would thereafter be exercisable at $60 for six Common Shares (i.e., the number of shares that could be purchased in the open market for $120, or two times the exercise price of the Rights).

               In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction or (ii) 50% or more of its consolidated assets or earning power are sold (the events described in clauses (i) and (ii) are herein referred to as "Flip-Over Events"), proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the then current Purchase Price; provided, however, a Flip-Over Event will not occur as a result of a Permitted Transaction.

               For example, if at the time of such transaction the acquiring company's common stock was trading at $30 per share and the exercise price of the Rights at such time was $60 per Right, each Right would thereafter be exercisable at $60 for four shares (i.e., the number of shares that could be purchased for $120 in the open market, or two times the exercise price of the Rights) of the acquiring company's common stock.

               With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts). In lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

               The Purchase Price is payable by certified check, cashier's check, bank draft or money order or, if so provided by the Company, the Purchase Price following the occurrence of a Flip-In Event and until the first occurrence of a Flip-Over Event may be paid in Common Shares having an equivalent value.

               At any time after a person becomes an Acquiring Person and prior to the acquisition by any Acquiring Person of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by any Acquiring Person which have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

               At any time prior to a person becoming an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

               Other than provisions relating to principal economic terms of the Rights, the terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower the threshold for exercisability of the Rights from 20% to not less than 10%, with appropriate exceptions for any person then beneficially owning a percentage of the number of Common Shares then outstanding equal to or in excess of the new threshold, except that from and after the Distribution Date no such amendment may adversely affect the interests of the holders of the Rights.

               Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

               While distribution of the Rights will not constitute a taxable event to the shareholders or the Company, the shareholders may, depending on the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Shares (or other consideration) of the Company or for common stock of the acquiring company, as set forth above.

               On June 11, 1997, there were 31,043,365 Common Shares issued and outstanding (and 1,071,862 Common Shares reserved for issuance pursuant to exercisable options). Until the Distribution Date the Company will issue one Right with each Common Share that shall become outstanding so that all such shares will have attached Rights.

               The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on redemption of the Rights or on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company prior to the time that the Rights may not be redeemed (as described above) since the Board of Directors may, at its option, at any time until the Shares Acquisition Date redeem all but not less than all the then outstanding Rights at $.01 per Right. The Rights are designed to provide additional protection against abusive takeover tactics such as offers for all shares at less than full value or at an inappropriate time (in terms of maximizing long-term shareholder value), partial tender offers and selective open-market purchases. The Rights are intended to assure that the Company's Board of Directors has the ability to protect shareholders and the Company if efforts are made to gain control of the Company in a manner that is not in the best interests of the Company and its shareholders.

               The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to (i) the Rights Agreement, which includes as Exhibit B the Form of Rights Certificate, incorporated herein by reference to the Form 8-A as originally filed and (ii) the First Amendment to Rights Agreement attached hereto as an exhibit and incorporated herein by reference.

          ITEM 2.     EXHIBITS.

               The response to Item 2 is hereby amended to read in its entirety as follows:

               (4.1) Rights Agreement, dated as of August 23, 1995, between Giddings & Lewis, Inc. and Firstar Trust Company, which includes as Exhibit A thereto the Terms of the Class A Preferred Stock, Series B, as Exhibit B thereto the Form of Rights Certificate, and as Exhibit C thereto the Summary of Rights to Purchase Preferred Shares.*

               (4.2) First Amendment to Rights Agreement, dated as of June 8, 1997, between Giddings &
                         Lewis, Inc. and Firstar Trust Company.


          _________________

          *    Filed as an exhibit to Form 8-A as originally filed.



                                   SIGNATURE

               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        GIDDINGS & LEWIS, INC.

          Date:  June 27, 1997          By:/s/ Douglas E. Barnett
                                           __________________________
                                           Name:  Douglas E. Barnett
                                           Title: Vice President and
                                                   Corporate Controller





                             GIDDINGS & LEWIS, INC.
                                  FORM 8-A/A
                                 EXHIBIT INDEX

          Exhibit
          Number                   Description

           4.1 Rights Agreement, dated as of August 23, 1995, between Giddings & Lewis, Inc. and Firstar Trust Company, which includes as Exhibit A thereto the Terms of the Class A Preferred Stock, Series B, as Exhibit B thereto the Form of Right Certificate, and as Exhibit C thereto the Summary of Rights to Purchase Preferred Shares.*

           4.2 First Amendment to Rights Agreement, dated as of June 8, 1997, between Giddings & Lewis, Inc. and Firstar Trust Company.

          _________________

          *    Filed as an exhibit to Form 8-A as originally filed.